MANAGEMENT’S DISCUSSION AND ANALYSIS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 52 downstream operations (including eight joint venture fabrication facilities), the Company serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
OPERATING SEGMENTS
Gerdau Ameristeel is organized with two operating segments, mills and downstream. The mills segment consists of 13 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and six months ended June 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the results of the Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) operations subsequent to their acquisition in June and November 2006, respectively.
Three months ended June 30, 2007, compared to three months ended June 30, 2006
The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2007 and 2006.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2007	Sales	2006 As Amended	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons)
Rebar	396,770		407,783
Merchant/Special Sections	754,135		842,722
Rod	181,832		216,569
Fabricated Steel	362,275		306,498

Total	1,695,012		1,773,572

Net sales	$1,331,818	100.0%	$1,205,790	100.0%		$126,028

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	1,051,191	78.9%	970,785	80.5%	-1.6%	80,406
Selling and administrative	52,148	3.9%	41,413	3.5%	0.4%	10,735
Depreciation and amortization	29,233	2.2%	26,940	2.2%	0.0%	2,293
Other operating income, net	(573)	0.0%	1,503	0.1%	-0.1%	(2,076)

	1,131,999	85.0%	1,040,641	86.3%	-1.3%	91,358

Income from operations	199,819	15.0%	165,149	13.7%	1.3%	34,670

Income from 50% owned joint ventures	14,334	1.1%	34,048	2.8%	-1.7%	(19,714)

Income before other expenses and income taxes	214,153	16.1%	199,197	16.5%	-0.4%	14,956

Other expenses
Interest, net	5,961	0.4%	9,771	0.8%	-0.4%	(3,810)
Foreign exchange (gain) loss, net	(4,021)	-0.3%	733	0.0%	-0.3%	(4,754)
Amortization of deferred financing costs	760	0.1%	807	0.1%	0.0%	(47)
Minority interest	5,274	0.4%	—	0.0%	0.4%	5,274

	7,974	0.6%	11,311	0.9%	-0.3%	(3,337)

Income before income taxes	206,179	15.5%	187,886	15.6%	-0.1%	18,293

Income tax expense	67,051	5.1%	60,253	5.0%	0.1%	6,798

Net Income	$139,128	10.4%	$127,633	10.6%	-0.2%	$11,495

Earnings per common share — basic	$0.46		$0.42
Earnings per common share — diluted	$0.45		$0.42
See “Recently Issued Accounting Standards” herein and “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three and six months ended June 30, 2007 — “Summary of Significant Accounting Policies” for the full disclosure of the impact of the adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”.

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

	Three Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2007	2006 As Amended	(Decrease)	(Decrease)
Mill external shipment revenue	$863,987	$830,261
Fabricated steel shipment revenue	317,918	229,215
Other products shipment revenue *	101,944	92,413
Freight	47,969	53,901

Net Sales	1,331,818	1,205,790

Mill external shipments (tons)	1,332,737	1,467,074
Fabricated steel shipments (tons)	362,275	306,498

Weighted Average Selling Price ($ / ton)
Mill external steel shipments	$648.28	$565.93	$82.35	14.6%
Fabricated steel shipments	877.56	747.85	129.71	17.3%

Scrap Charged	231.81	202.90	28.91	14.2%

Metal Spread (selling price less scrap)
Mill external steel shipments	416.47	363.03	53.44	14.7%
Fabricated steel shipments	645.75	544.95	100.80	18.5%

Mill Manufacturing Cost ($ / ton)	254.70	238.15	16.55	6.9%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Finished tons shipped for the three months ended June 30, 2007 decreased 78,560 tons, or 4.4%, compared to the three months ended June 30, 2006. The current period results include the results of the Sheffield and PCS operations which were purchased during the second quarter and fourth quarter of 2006, respectively. Shipments from these operations were approximately 136,573 tons and 45,449 tons, respectively. The Company believes its customers had high levels of inventory at March 31, 2007 due to these customers buying steel in advance of the price increases that were announced during the first quarter of 2007, which resulted in reduced shipments for the three months ended June 30, 2007 as customers reduced their inventory to more normal levels. Weighted average mill selling prices were $648 per ton for the three months ended June 30, 2007, an increase of approximately $82 per ton or 14.6% from the weighted average mill selling prices for the three months ended June 30, 2006 as selling prices increased in response to rapidly increasing scrap costs.
Cost of sales: Cost of sales as a percentage of net sales decreased 1.6% for the three months ended June 30, 2007 when compared to the three months ended June 30, 2006. On a per ton shipped basis, the cost of sales increased from $547 per ton for the three months ended June 30, 2006 to $620 for the three months ended June 30, 2007. Scrap raw material, the principal component of the Company’s cost structure, increased 14.2% to $232 per ton for the three months ended June 30, 2007, compared to $203 per ton for the three months ended June 30, 2006. The current period results also include a $15 per ton increase in costs as a result of the Company acquiring PCS in November 2006. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $15 per ton. Mill manufacturing costs were approximately 6.9% higher in the three months ended June 30, 2007 compared to the three months ended June 30, 2006, primarily as a result of increased yield costs resulting from the higher scrap costs and incremental costs resulting from scheduled maintenance shutdowns.
Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2007 increased $10.7 million compared to the three months ended June 30, 2006. The increase in selling and administrative expenses is due to an increase in corporate headcount supporting growth of the organization, including the Sheffield and PCS operations. The remaining change is due to the impact of marking-to-market outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation held by management. The change for the three months ended June 30, 2007 was $9.2 million non-cash expense versus a $5.7 million non-cash expense in the three months ended June 30, 2006.

Depreciation: Depreciation expense for the three months ended June 30, 2007 increased $2.3 million when compared to the three months ended June 30, 2006. The increase in depreciation for the three months ended June 30, 2007 reflects increases in depreciation expense from the Sheffield and PCS acquisitions and from routine equipment additions placed in service over the last 12 months.
Income from operations: As a percentage of net sales, income from operations for the three months ended June 30, 2007 was 15.0% compared to the income from operations of 13.7% for the three months ended June 30, 2006. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $53 per ton for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. The metal spread of $416 per ton represents the highest levels earned in the history of Gerdau Ameristeel.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $14.3 million for the three months ended June 30, 2007 compared to $34.0 million for the three months ended June 30, 2006. Metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel decreased from $344 per ton in the three months ended June 30, 2006 to $281 during the three months ended June 30, 2007. Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long product group.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $3.8 million for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. This was primarily due to the Company’s redemption of its Cdn $125.0 million convertible debentures in the third quarter of 2006 offset by decreased interest income earned on lower cash and short-term investments balances held by the Company.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 32.5% and 32.1% respectively for the three months ended June 31, 2007 and 2006.
Segments: Gerdau Ameristeel is organized with operating segments, mills and downstream.
Mills segment sales increased to $1.2 billion for the three months ended June 30, 2007, from $1.1 billion for the three months ended June 30, 2006. Mills segment sales include sales to the downstream segment of $180.8 million and $124.5 million for the three months ended June 30, 2007 and 2006, respectively. Mills segment income from operations for three months ended June 30, 2007 was $185.5 million compared to income from operations of $160.6 million for the three months ended June 30, 2006, an increase of $24.9 million. The increase in mill segment income from operations in the second quarter of 2007 is primarily the result of higher metal spreads.
Downstream segment sales increased to $341.9 million for the three months ended June 30, 2007 from $247.1 million for the three months ended June 30, 2006. Downstream segment income from operations was $34.8 million for the three months ended June 30, 2007 compared to $21.0 million for the three months ended June 30, 2006, an increase of $13.8 million which was mostly attributable to the acquisition of PCS.
See “Note 14” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended June 30, 2007 — “Segment information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from 50% owned joint ventures, but excludes earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation of EBITDA to net income for the three months ended June 30, 2007 and 2006 is shown below:
(US$ in thousands)

	For the Three Months Ended
	June 30, 2007	June 30, 2006 As Amended
Net income	$139,128	$127,633
Income tax expense	67,051	60,253
Interest and other expense on debt	5,961	9,771
Depreciation and amortization	29,993	27,747
Earnings from 50% owned joint ventures	(14,334)	(34,048)
Cash distribution from 50% owned joint ventures	11,250	30,750
Minority interest	5,274	—

EBITDA	$244,323	$222,106

Six months ended June 30, 2007, compared to six months ended June 30, 2006
The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2007 and 2006.
(US$ in thousands)

	Six Months Ended		Six Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2007	Sales	2006 As Amended	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons)
Rebar	873,453		771,400
Merchant/Special Sections	1,630,467		1,673,279
Rod	378,595		378,179
Fabricated Steel	702,912		576,994

Total	3,585,427		3,399,852

Net sales	$2,674,814	100.0%	$2,265,020	100.0%		$409,794

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	2,120,063	79.3%	1,832,947	80.9%	-1.6%	287,116
Selling and administrative	102,811	3.8%	96,859	4.3%	-0.5%	5,952
Depreciation and amortization	57,712	2.1%	53,075	2.3%	-0.2%	4,637
Other operating income, net	(1,256)	0.0%	(983)	0.0%	0.0%	(273)

	2,279,330	85.2%	1,981,898	87.5%	-2.3%	297,432

Income from operations	395,484	14.8%	283,122	12.5%	2.3%	112,362

Income from 50% owned joint ventures	32,029	1.2%	63,377	2.8%	-1.6%	(31,348)

Income before other expenses and income taxes	427,513	16.0%	346,499	15.3%	0.7%	81,014

Other expenses
Interest, net	13,912	0.5%	20,433	0.9%	-0.4%	(6,521)
Foreign exchange (gain) loss, net	(4,269)	-0.2%	1,811	0.1%	-0.3%	(6,080)
Amortization of deferred financing costs	1,516	0.1%	1,504	0.1%	0.0%	12
Minority interest	9,886	0.4%	—	0.0%	0.4%	9,886

	21,045	0.8%	23,748	1.1%	-0.3%	(2,703)

Income before income taxes	406,468	15.2%	322,751	14.2%	1.0%	83,717

Income tax expense	133,805	5.0%	106,273	4.6%	0.4%	27,532

Net Income	$272,663	10.2%	$216,478	9.6%	0.6%	$56,185

Earnings per common share — basic	$0.89		$0.71
Earnings per common share — diluted	$0.89		$0.71

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

	Six Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2007	2006 As Amended	(Decrease)	(Decrease)
Mill external shipment revenue	$1,779,232	$1,583,228
Fabricated steel shipment revenue	611,231	429,174
Other products shipment revenue *	183,228	145,797
Freight	101,123	106,821

Net Sales	2,674,814	2,265,020

Mill external shipments (tons)	2,882,515	2,822,858
Fabricated steel shipments (tons)	702,912	576,994

Weighted Average Selling Price ($ / ton)
Mill external steel shipments	$617.25	$560.86	$56.39	10.1%
Fabricated steel shipments	869.57	743.81	125.76	16.9%

Scrap Charged	224.17	194.05	30.12	15.5%

Metal Spread (selling price less scrap)
Mill external steel shipments	393.08	366.81	26.27	7.2%
Fabricated steel shipments	645.40	549.76	95.64	17.4%

Mill Manufacturing Cost ($ / ton)	252.72	241.62	11.10	4.6%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Finished tons shipped for the six months ended June 30, 2007 increased 185,575 tons, or 5.5% compared to the six months ended June 30, 2006. The current period results include the results of the Sheffield and PCS operations which were purchased during the second quarter and fourth quarter of 2006, respectively. Shipments from these operations were approximately 285,638 tons and 83,788 tons, respectively. Excluding the impact of the acquisitions, shipments actually decreased in comparison to the prior year primarily due to a reduced level of North American construction activity. Weighted average mill selling prices were $617 per ton for the six months ended June 30, 2007, an increase of approximately $56 per ton or 10.1% from the weighted average mill selling prices for the six months ended June 30, 2006 as selling prices increased in response to rapidly increasing scrap costs.
Cost of sales: Cost of sales as a percentage of net sales decreased 1.6% for the six months ended June 30, 2007 when compared to the six months ended June 30, 2006. On a per ton shipped basis, the cost of sales increased from $539 per ton for the six months ended June 30, 2006 to $591 for the six months ended June 30, 2007. Scrap raw material costs used in production, the principal component of the Company’s cost structure, increased 15.5% to $224 per ton for the six months ended June 30, 2007, compared to $194 per ton for the six months ended June 30, 2006. The six month period ended June 30, 2007 also includes a $16 per ton increase in costs as a result of the Company acquiring PCS in November 2006. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $16 per ton. Mill manufacturing costs were approximately 4.6% higher in the six months ended June 30, 2007 compared to the six months ended June 30, 2006 primarily as a result of increased yield costs resulting from the higher scrap costs and general inflation.
Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2007 increased by $6.0 million compared to the six months ended June 30, 2006. The increase in selling and administrative expenses is primarily due to an increase in corporate headcount supporting growth of the organization, including the Sheffield and PCS operations. Selling and administrative expenses for the six months ended June 30, 2007 includes an $18.0 million non-cash expense versus a $32.1 million non-cash expense in the six months ended June 30, 2006 due to marking-to-market stock based compensation awards held by employees.
Depreciation: Depreciation expense for the six months ended June 30, 2007 increased $4.6 million when compared to the six months ended June 30, 2006. The increase in depreciation for the six months ended June 30, 2007 reflects increases in depreciation expense from the Sheffield and PCS acquisitions and from routine equipment additions placed in service over the last 12 months.

Income from operations: As a percentage of net sales, income from operations for the six months ended June 30, 2007 was 14.8% compared to the income from operations of 12.5% for the six months ended June 30, 2006. Metal spread increased $26 per ton for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.
Earnings from joint ventures: Earnings from the Company’s 50% joint ventures were $32.0 million for the six months ended June 30, 2007 compared to $63.4 million for the six months ended June 30, 2006. This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which decreased from $341 per ton in the six months ended June 30, 2006 to $281 during the six months ended June 30, 2007.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $6.5 million for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. This was primarily due to the Company’s redemption of its Cdn $125.0 million convertible debentures in the third quarter of 2006 offset by decreased interest income earned on lower cash and short-term investments balances held by the Company.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 32.9% for the six months ended June 30, 2007 and 2006.
Segments: Gerdau Ameristeel is organized with operating segments, mills and downstream.
Mills segment sales increased to $2.4 billion for the six months ended June 30, 2007 from $2.0 billion for the six months ended June 30, 2006. Mills segment sales include sales to the downstream segment of $328.9 million and $232.6 million for the six months ended June 30, 2007 and 2006, respectively. Mills segment income from operations for the six months ended June 30, 2007 was $362.5 million compared to an income from operations of $293.9 million for the six months ended June 30, 2006, an increase of $68.6 million. The increase in mill segment income from operations in the first half of 2007 was primarily the result of higher metal spreads.
Downstream segment sales increased to $651.7 million for the six months ended June 30, 2007 from $458.7 million for the six months ended June 30, 2006. Downstream segment income from operations was $61.3 million for the six months ended June 30, 2007 compared to $37.9 million for the six months ended June 30, 2006, an increase of $23.4 million. These increases are primarily attributable to the acquisition of PCS.
See “Note 14” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the six months ended June 30, 2006 — “Segment information” for a reconciliation of segment sales and income to consolidated results.
Reconciliation of EBITDA to net income is shown below:
(US$ in thousands)

	For the Six Months Ended
	June 30, 2007	June 30, 2006 As Amended
Net income	$272,663	$216,478
Income tax expense	133,805	106,273
Interest and other expense on debt	13,912	20,433
Depreciation and amortization	59,228	54,579
Earnings from 50% owned joint ventures	(32,029)	(63,377)
Cash distribution from 50% owned joint ventures	31,654	61,153
Minority interest	9,886	—

EBITDA	$489,119	$395,539

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Operating activities: Net cash provided by operations for the six months ended June 30, 2007 was $199.8 million compared to $274.7 million for the six months ended June 30, 2006. For the six months ended June 30, 2007, accounts receivable used $164.3 million of cash as a result of increased sales volumes and higher selling prices. Inventories used $9.3 million of cash as due to the increased scrap costs. Other assets provided $22.8 which resulted from the prepayment of income taxes in the prior year. Accounts payable and other liabilities used $17.4 million.
Investing activities: Net cash used in investing activities was $100.6 million in the six months ended June 30, 2007 compared to $406.8 million in the six months ended June 30, 2006. For the six months ended June 30, 2007, capital expenditures totalled $92.8 million, acquisitions of $5.0 million, and the net purchases of auction rate securities were $4.0 million.
On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada for approximately $8.8 million. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business in Las Vegas. VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects. As a result of this acquisition, the Company recorded total assets of $6.5 million, goodwill and intangibles of $3.4 million and liabilities of $1.2 million.
Financing activities: Net cash used by financing activities was $79.3 million in the six months ended June 30, 2007 compared to $81.2 million in the six months ended June 30, 2006. The principal component was the payment of dividends offset by the new industrial revenue bond for the Jacksonville, Florida facility.
On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. This resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007. On June 1, 2007, the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on May 16, 2007. On August 7, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on September 7, 2007 to shareholders of record at the close of business on August 22, 2007.
Outstanding Shares
As of June 30, 2007, the Company had 305,635,915 common shares outstanding.
Credit Facilities and Indebtedness
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until July 31, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
At June 30, 2007, there were no borrowings and $592.2 million was available under the Senior Secured Credit Facility compared to no borrowings and $592.4 million available at December 31, 2006.

Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At June 30, 2007 and December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company’s first opportunity to call these senior notes is July 15, 2007 at a redemption price of 105 3/8%.
Industrial Revenue Bonds: The Company had $54.6 million of industrial revenue bonds outstanding at June 30, 2007 and $31.6 million at December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 45% to 77% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Capital Leases: Gerdau Ameristeel had $0.3 million of capital leases at June 30, 2007 and $0.4 million of capital leases at December 31, 2006.
Capital expenditures
Gerdau Ameristeel spent $92.8 million on capital projects in the six months ended June 30, 2007 compared to $88.0 million in the six months ended June 30, 2006. The most significant projects include a new melt shop and the replacement of a rolling mill stand for the Jacksonville, Florida mill, a new scrap shredder at the Jackson, Tennessee mill, a new ladle arc furnace at the Sand Springs, Oklahoma mill, the overhaul of a scrap conveyer at the Sayreville, New Jersey mill, the upgrade of a shredder at the St. Paul, Minnesota mill, a new scrap loading facility and finishing end at the Wilton, Iowa mill, and a cooling bed extension at the Charlotte, North Carolina mill.
Off — balance sheet arrangements
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
Contractual obligations
The following table represents the Company’s contractual obligations as of June 30, 2007.

(US$ in thousands)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt (1)	$455,092	$123	$138	$400,231	$54,600
Interest	278,146	46,437	92,874	92,874	45,961
Operating leases (2)	67,227	11,299	17,790	14,201	23,937
Capital expenditures (3)	156,104	117,078	27,318	11,708	—
Unconditional purchase obligations (4)	101,634	101,634
Pension funding obligations	13,040	13,040

Total contractual obligations	$1,071,243	$289,611	$138,120	$519,014	$124,498

(1)	Total amounts are included in the June 30, 2007 Condensed Consolidated Balance Sheet. See Note 6, Long-term Debt, to the Condensed Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.
INTERNAL CONTROLS
The Company has identified an error in the presentation of financial information related to its subsidiary guarantors. The changes in presentation of the subsidiary guarantor condensed consolidating financial data for the year ended December 31, 2006 and three and six months ended June 30, 2006 have been reflected in the Company’s financial statements for the six months ended June 30, 2007. The Company is considering whether, during the six months ended June 30, 2007, there has been a significant change in internal controls that have materially affected, or are reasonable likely to materially affect the Company’s internal controls over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Accounting for Goodwill
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109”. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”. This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities. In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statement of Earnings for the three months and six months ended June 30, 2006 resulting in an increase in net income of $1.7 million and $3.2 million, respectively. Additionally, the Company also adjusted the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 resulting in an increase in shareholders’ equity of $1.3 million. See “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three and six months ended June 30, 2007 — “Summary of Significant Accounting Policies” for the full disclosure of the impact of the adoption of FSP No. AUG AIR-1 on the Condensed Consolidated Financial Statements.
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $13.9 million of unrecognized tax benefits, of which $10.9 million would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the six months ended June 30, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 2000 to 2006 remain open to examination by the Canadian taxing jurisdictions.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.
Subsequent Events
On July 10, 2007, the Company announced that it signed a definitive merger agreement to acquire Chaparral Steel Company (“Chaparral”), for approximately $4.2 billion in cash. Chaparral is the second largest producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. Chaparral has approximately 1,400 employees and an annual installed capacity of 2.6 million tons. The transaction, which is subject to customary closing conditions including the approval of Chaparral’s shareholders and regulatory approvals, is expected to close before the end of the year. The Company has secured financing commitments of $4.6 billion to complete the transaction.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material have resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which would adversely affect sales and profit margins.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company’s products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company’s revenue and profitability.
Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company’s products. A significant portion of the Company’s products is destined for the construction industry and the steel service center industry. Many of the Company’s markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

Steel operations require substantial capital investment and maintenance expenditures that may encourage producers to maintain production in periods of reduced demand, which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company’s insurance may not cover its losses.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company’s mini-mill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.
Most of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.
Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
Approximately 38% of the Company’s employees are represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, and Joliet, Illinois facilities. The Sand Springs, Oklahoma mill agreement expired in 2006 and the Calvert City, Kentucky mill agreement expired in February 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.
Although progress continues to be made at the two remaining locations without contracts, the Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.
Environmental laws and regulations affect the Company and compliance may be costly and reduce profitability.
As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principle hazardous waste generated by steel producing operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company’s financial results and results of operations.
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site. During the six months ended June 30, 2007, the Company paid the EPA a total of $7.25 million to settle the claim.
The efforts to integrate and achieve synergies from the Sheffield, PCS and Chaparral acquisitions may not be successful and may reduce the Company’s profitability.
The acquisitions of Sheffield, PCS and Chaparral involve risks relating to the difficulty of integrating our business, operations, products and services with those of the acquired businesses. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, PCS, and Chaparral, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the assets that we acquired.
By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.
The Company’s pension plans are underfunded.
The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs.
The Company uses estimates.
The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50% owned joint ventures that contribute to its financial results, but that it does not control. These 50% owned joint ventures contributed $32.0 million to net income for the six months ended June 30, 2007, and $63.4 million to net income for the six months ended June 30, 2006. The Company received $31.7 million of cash distributions from its 50% owned joint ventures in the six months ended June 30, 2007, and $61.2 million of cash distributions for the six months ended June 30, 2006. However, the Company does not control the 50% owned joint ventures and cannot, without agreement from its partner, cause any 50% owned joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these 50% owned joint ventures, they may not be operated in a manner that the Company believes would be in the 50% owned joint ventures’, or the Company’s, best interests.

OUTLOOK
The Company is very pleased with the results for the first six months of 2007 and is optimistic that the markets can remain solid for the balance of the year. Metal spreads in the second quarter were at all time record highs and the Company believes it is well positioned to continue to generate good cash flows from operations.
The Company is excited about the strategic impact of the recently announced acquisition of Chaparral Steel. The acquisition further expands the geographic footprint and solidifies its position as a leader in the North American long products sector, offering a full range of rebar, merchant, and structural products. The Company welcomes the employees of Chaparral Steel to develop and effectively execute their integration plan, to share best practices, and realize all synergy opportunities.
The Company also applauds the US International Trade Commission’s recent ruling to continue anti-dumping duty orders on rebar imports from seven countries including China. A significant portion of the US rebar market is serviced by imports - the decision from the ITC ensures that the market will not be injured by illegally dumped rebar from these countries.

Mario Longhi	Phillip E. Casey
President and CEO	Chairman of the Board
August 7, 2007

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,
	2007	2006
		As Amended
		(Note 2)
ASSETS

Current Assets
Cash and cash equivalents	$129,605	$109,236
Restricted cash	504	498
Short-term investments	127,458	123,430
Accounts receivable, net	638,485	460,828
Inventories	849,296	820,485
Deferred tax assets	38,319	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	2,908	2,977
Income taxes receivable	—	23,623
Other current assets	20,932	17,428

Total Current Assets	1,807,507	1,597,043

Investments in 50% Owned Joint Ventures	168,760	167,466
Property, Plant and Equipment, net	1,182,864	1,119,458
Goodwill	255,202	252,599
Deferred Financing Costs	11,214	12,029
Deferred Tax Assets	5,106	12,948
Other Assets	17,502	14,845

TOTAL ASSETS	$3,448,155	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$337,162	$317,425
Accrued salaries, wages and employee benefits	109,184	110,237
Accrued interest	20,802	20,909
Income taxes payable	11,951	19,478
Accrued sales, use and property taxes	11,261	8,024
Current portion of long-term environmental reserve	2,621	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	17,230	15,443
Other current liabilities	20,225	19,629
Current portion of long-term borrowings	123	214

Total Current Liabilities	530,559	523,597

Long-term Borrowings, Less Current Portion	454,969	431,441
Accrued Benefit Obligations	245,657	238,503
Long-term Environmental Reserve, Less Current Portion	11,078	9,993
Other Liabilities	56,266	38,082
Deferred Tax Liabilities	49,492	53,733
Minority Interest	32,302	27,581

TOTAL LIABILITIES	1,380,323	1,322,930

Contingencies, commitments and guarantees

Shareholders’ Equity
Capital stock	1,017,839	1,016,287
Retained earnings	1,007,044	828,998
Accumulated other comprehensive income	42,949	8,173

TOTAL SHAREHOLDERS’ EQUITY	2,067,832	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,448,155	$3,176,388

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		As Amended		As Amended
		(Note 2)		(Note 2)
NET SALES	$1,331,818	$1,205,790	$2,674,814	$2,265,020

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,051,191	970,785	2,120,063	1,832,947
Selling and administrative	52,148	41,413	102,811	96,859
Depreciation and amortization	29,233	26,940	57,712	53,075
Other operating (income) expense, net	(573)	1,503	(1,256)	(983)

	1,131,999	1,040,641	2,279,330	1,981,898

INCOME FROM OPERATIONS	199,819	165,149	395,484	283,122

INCOME FROM 50% OWNED JOINT VENTURES	14,334	34,048	32,029	63,377

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	214,153	199,197	427,513	346,499

OTHER EXPENSES
Interest, net	5,961	9,771	13,912	20,433
Foreign exchange (gain) loss, net	(4,021)	733	(4,269)	1,811
Amortization of deferred financing costs	760	807	1,516	1,504
Minority interest	5,274	—	9,886	—

	7,974	11,311	21,045	23,748

INCOME BEFORE INCOME TAXES	206,179	187,886	406,468	322,751

INCOME TAX EXPENSE	67,051	60,253	133,805	106,273

NET INCOME	$139,128	$127,633	$272,663	$216,478

EARNINGS PER COMMON SHARE — BASIC	$0.46	$0.42	$0.89	$0.71
EARNINGS PER COMMON SHARE — DILUTED	$0.45	$0.42	$0.89	$0.71
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2005	304,471,493	$1,010,341	$545,789	$33,263	$1,589,393

Net income			216,478		216,478
Foreign exchange				14,483	14,483
Dividends			(79,187)		(79,187)
Employee stock options	696,558	4,629			4,629

Balances at June 30, 2006	305,168,051	$1,014,970	$683,080	$47,746	$1,745,796

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			272,663		272,663
Foreign exchange				34,776	34,776
Dividends			(94,617)		(94,617)
Employee stock options	259,312	1,552			1,552

Balances at June 30, 2007	305,635,915	$1,017,839	$1,007,044	$42,949	$2,067,832

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		As Amended		As Amended
		(Note 2)		(Note 2)
OPERATING ACTIVITIES
Net income	$139,128	$127,633	$272,663	$216,478
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	5,274	—	9,886	—
Depreciation and amortization	29,233	26,940	57,712	53,075
Amortization of deferred financing costs	760	807	1,516	1,504
Deferred income taxes	3,583	6,219	10,256	9,321
(Gain) loss on disposition of property, plant and equipment	(13)	(4,354)	291	(8,914)
Income from 50% owned joint ventures	(14,334)	(34,048)	(32,029)	(63,377)
Distributions from 50% owned joint ventures	11,250	30,750	31,654	61,153
Compensation cost from share-based awards	8,223	5,748	17,005	32,124
Excess tax benefits from share-based payment arrangements	(463)	(435)	(989)	(1,141)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	6,427	(48,628)	(164,268)	(130,916)
Inventories	(31,484)	17,137	(9,322)	50,749
Other assets	(1,363)	676	22,843	(995)
Liabilities	(88,045)	38,389	(17,427)	55,605

NET CASH PROVIDED BY OPERATING ACTIVITIES	68,176	166,834	199,791	274,666

INVESTING ACTIVITIES
Additions to property, plant and equipment	(38,672)	(47,074)	(92,786)	(87,953)
Proceeds received from the disposition of property, plant and equipment	409	8,905	1,165	14,110
Acquisitions	(4,988)	(107,145)	(4,988)	(114,837)
Opening cash from acquisitions	—	22,371	—	22,371
Change in restricted cash	—	(14)	(6)	(14)
Purchases of short-term investments	(243,969)	(564,145)	(461,658)	(890,545)
Sales of short-term investments	257,835	501,480	457,630	650,030

NET CASH USED IN INVESTING ACTIVITIES	(29,385)	(185,622)	(100,643)	(406,838)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	19,508	—	19,508	—
Payments on term loans	(92)	(3,252)	(154)	(3,570)
Additions to deferred financing costs	(521)	—	(521)	(404)
Cash dividends	(6,106)	(6,095)	(94,617)	(79,187)
Distributions to subsidiary’s minority shareholder	(3,944)	—	(5,165)	—
Proceeds from issuance of employee stock purchases	322	360	617	837
Excess tax benefits from share-based payment arrangements	463	435	989	1,141

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,630	(8,552)	(79,343)	(81,183)

Effect of exchange rate changes on cash and cash equivalents	533	312	564	305

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	48,954	(27,028)	20,369	(213,050)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,651	228,237	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$129,605	$201,209	$129,605	$201,209

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2007 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at June, 30, 2007, its Condensed Consolidated Statements of Earnings for the three and six months ended June 30, 2007 and 2006, its Condensed Consolidated Statement of Cash Flows for the three and six months ended June 30, 2007 and 2006 and its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2006 Consolidated Balance Sheet data was derived from audited financial statements included in Gerdau Ameristeel’s 2006 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (“2006 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2006 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
Adoption of New Accounting Pronouncements
On January 1, 2007, the Company adopted retrospectively Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.
The adjustment for the change in accounting for planned major maintenance activities on the December 31, 2006 Condensed Consolidated Balance Sheet is as follows ($000s):

	As Originally	Impact of
	Reported	Adoption	As Amended
Other current liabilities	$21,723	$(2,094)	$19,629
Total Current Liabilities	525,691	(2,094)	523,597
Deferred Tax Liabilities	52,963	770	53,733
Total Liabilities	1,324,254	(1,324)	1,322,930
Retained earnings	827,674	1,324	828,998
Total Shareholders’ Equity	1,852,134	1,324	1,853,458
Total Liabilities and Shareholders’ Equity	3,176,388	—	3,176,388

The adjustment for the change in accounting for planned major maintenance activities in the Condensed Consolidated Statements of Earnings for the three and six months ended June 30, 2006, respectively, is as follows ($000s):

	Three Months Ended
	June 30, 2006
	As Originally	Impact of
	Reported	Adoption	As Amended
Cost of sales	$(973,402)	$2,617	$(970,785)
Income from Operations	162,532	2,617	165,149
Income Before Other Expenses and Income Taxes	196,580	2,617	199,197
Income Before Income Taxes	185,269	2,617	187,886
Income Tax Expense	59,364	889	60,253
Net Income	125,905	1,728	127,633
Earnings Per Common Share — Basic	$0.41	$0.01	$0.42
Earnings Per Common Share — Diluted	$0.41	$0.01	$0.42

	Six Months Ended
	June 30, 2006
	As Originally	Impact of
	Reported	Adoption	As Amended
Cost of sales	$(1,837,843)	$4,896	$(1,832,947)
Income from Operations	278,226	4,896	283,122
Income Before Other Expenses and Income Taxes	341,603	4,896	346,499
Income Before Income Taxes	317,855	4,896	322,751
Income Tax Expense	104,564	1,709	106,273
Net Income	213,291	3,187	216,478
Earnings Per Common Share — Basic	$0.70	$0.01	$0.71
Earnings Per Common Share — Diluted	$0.70	$0.01	$0.71
As a result of the accounting change, retained earnings as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.
The adjustment for the change in accounting for planned major maintenance activities in the Condensed Consolidated Statements of Cash Flows, after certain reclassifications, for the three and six months ended June 30, 2006, respectively, is as follows ($000s):

	Three Months Ended
	June 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adoption	As Amended
Net income	$125,905	$1,728	$127,633
Deferred income taxes	5,330	889	6,219
Liabilities	41,006	(2,617)	38,389

	Six Months Ended
	June 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adoption	As Amended
Net income	$213,291	$3,187	$216,478
Deferred income taxes	7,612	1,709	9,321
Liabilities	60,501	(4,896)	55,605

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $13.9 million of unrecognized tax benefits, of which $10.9 million would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the six months ended June 30, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 2000 to 2006 remain open to examination by the Canadian taxing jurisdictions.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.
NOTE 3 — INVENTORIES
Inventories consist of the following ($000s):

	At June 30,	At December 31,
	2007	2006
Ferrous and non-ferrous scrap	$100,503	$92,107
Work-in-process	142,053	156,407
Finished goods	384,093	347,737
Raw materials (excluding scrap) and operating supplies	222,647	224,234

	$849,296	$820,485

NOTE 4 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

		At June 30, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$95,886	$(7,280)	$88,606
Buildings and improvements	216,376	(47,050)	169,326
Machinery and equipment	1,300,350	(620,838)	679,512
Construction in progress	239,670	—	239,670
Property, plant and equipment held for sale	5,750	—	5,750

	$1,858,032	$(675,168)	$1,182,864

		At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

NOTE 5 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	June 30,	December 31,
	2007	2006
Balance Sheet
Current assets	$230,214	$208,615
Property, plant and equipment, net	201,729	211,734
Current liabilities	68,703	55,022
Long-term debt	5,816	5,659

	Three Months Ended June 30,
	2007	2006
Statement of Earnings
Sales	$253,245	$259,993
Income from operations	26,249	64,078
Income before income taxes	25,644	64,139
Net income	25,078	63,867

	Six Months Ended June 30,
	2007	2006
Statement of Earnings
Sales	$483,910	$501,306
Income from operations	59,092	119,394
Income before income taxes	58,513	119,549
Net income	57,066	118,846

NOTE 6 — LONG-TERM DEBT
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant of non-compliance related to these balances. The Company is in compliance with the terms of the amended facility at June 30, 2007. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At June 30, 2007, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.2 million was available under the Senior Secured Credit Facility, net of $57.8 million of outstanding letters of credit.
The Company had $54.6 million of industrial revenue bonds outstanding at June 30, 2007 and $31.6 million at December 31, 2006. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Debt includes the following ($000s):

	June 30,	December 31,
	2007	2006
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	$400,228	$399,638
Industrial Revenue Bonds, bearing interest of 3.77% to 6.38%, due through May 2037	54,600	31,600
Other, bearing interest of 6.24%, due through October 2010	264	417

	455,092	431,655
Less current portion	(123)	(214)

	$454,969	$431,441

NOTE 7 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the three months ended June 30, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 45,956 tons and 42,781 tons of steel products and raw materials from affiliated companies for $19.6 million and $17.1 million, respectively. For the six months ended June 30, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 72,640 tons and 70,468 tons of steel products and raw materials from affiliated companies for $29.9 million and $29.8 million, respectively. For the three and six months ended June 30, 2007, the Company and/or certain of its subsidiaries sold approximately 10,312 tons of steel products to affiliated companies for $4.8 million. These purchases and sales do not represent a significant percentage of the Company’s total purchases or total sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 8 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Tax provision at Canadian statutory rates	$70,350	$64,119	$138,688	$110,135
Tax exempt income	(5,929)	(6,167)	(12,164)	(12,392)
Effect of different rates in foreign jurisdictions	7,929	6,314	15,026	11,082
Other, net	(5,299)	(4,013)	(7,745)	(2,552)

Income Tax Expense	$67,051	$60,253	$133,805	$106,273

NOTE 9 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	$5,989	$4,302	$864	$382
Interest cost	8,046	6,255	1,878	770
Expected return on plan assets	(9,270)	(6,201)	—	—
Amortization of transition liability	46	47	—	—
Amortization of prior service cost	1,069	324	(78)	(82)
Recognized actuarial loss	107	837	134	25

Net periodic benefit cost	$5,987	$5,564	$2,798	$1,095

	Pension Benefits		Other Benefit Plans
	Six Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	$11,419	$8,532	$1,371	$745
Interest cost	15,229	12,389	2,999	1,454
Expected return on plan assets	(16,650)	(12,298)	—	—
Amortization of transition liability	96	94	—	—
Amortization of prior service cost	1,632	648	(165)	(164)
Recognized actuarial loss	1,547	1,674	249	50

Net periodic benefit cost	$13,273	$11,039	$4,454	$2,085

The Company contributed $19.6 million to its defined benefit pension plans for the six months ended June 30, 2007. The Company expects to contribute an additional $13.0 million during the remainder of fiscal year 2007.
The Company expects to receive subsidies on prescription drug benefits under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”). The impact of these subsidies has reduced the accumulated other postretirement benefit obligation by $9.8 million. The reduction of net periodic benefit cost was not significant.

NOTE 10 — COMPREHENSIVE INCOME
In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Net income	$139,128	$127,633	$272,663	$216,478
Foreign currency translation adjustment	31,119	13,352	34,776	14,483

Comprehensive income	$170,247	$140,985	$307,439	$230,961

NOTE 11 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
June 30, 2007
Common	Unlimited	305,635,915	$1,017,839

December 31, 2006
Common	Unlimited	305,376,603	$1,016,287
On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. This resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007. On June 1, 2007, the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on May, 16, 2007.
Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Basic earnings per share:
Basic net earnings	$139,128	$127,633	$272,663	$216,478

Average shares outstanding	305,348,790	304,609,461	305,278,224	304,465,315

Basic net earnings per share	$0.46	$0.42	$0.89	$0.71

Diluted earnings per share:
Diluted net earnings	$139,128	$127,633	$272,663	$216,478

Diluted average shares outstanding:
Average shares outstanding	305,348,790	304,609,461	305,278,224	304,465,315
Dilutive effect of stock options and share units	1,049,023	1,224,916	998,498	1,268,889

	306,397,813	305,834,377	306,276,722	305,734,204

Diluted net earnings per share	$0.45	$0.42	$0.89	$0.71
      At June 30, 2007, options to purchase 145,500 (591,000 at June 30, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 12 — STOCK BASED COMPENSATION
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period. In addition, a grant of approximately $1.2 million was provided to a participant in 2007 which is being accrued over the four year vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2007:

	2007
Risk free interest rate		4.51%
Expected life	6.25	years
Expected volatility		50.50%
Expected dividend yield		4.00%
The grant date fair value of stock options granted during the six months ended June 30, 2007 was $ 4.08.
During the six months ended June 30, 2007, the Company recognized $0.7 million of stock compensation costs related to the options issued during 2007. At June 30, 2007, the remaining unrecognized compensation cost related to all unvested options was approximately $1.5 million and the weighted-average period of time over which this cost will be recognized is 3 years.
The following table summarizes stock options outstanding as of June 30, 2007, as well as activity during the six months then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2006	1,418,511	$5.37
Granted	454,497	10.90
Exercised	(258,597)	2.06
Forfeited	(3,483)	1.43
Expired	(66,000)	19.07

Outstanding at June 30, 2007 (a)	1,544,928	$7.17

Options exercisable	941,476

(a)	At June 30, 2007, the weighted-average remaining contractual life of options outstanding was 6.2 years.
At June 30, 2007, the aggregate intrinsic value of options outstanding and options exercisable were both $12.2 million and $9.7 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the six months ended June 30, 2007 are provided in the following table ($000s):

2007
Proceeds from stock options exercised	$617
Tax benefit related to stock options exercised	989
Intrinsic value of stock options exercised	3,261
For the six months ended June 30, 2007 and 2006 the Company recorded $18.0 million and $32.1 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
NOTE 13 — CONTINGENCIES AND COMMITMENTS
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identified the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site. During the six months ended June 30, 2007, the Company paid the EPA a total of $7.25 million to settle the claim.
NOTE 14 — SEGMENT INFORMATION
The Company is organized into two operating segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: selling and administrative expenses that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data for the three and six month periods ended June 30 are presented below ($000s):

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue from external customers:
Steel mills	$991,649	$958,648	$2,025,440	$1,806,278
Downstream products	340,169	247,142	649,374	458,742

Total	$1,331,818	$1,205,790	$2,674,814	$2,265,020

Inter-company sales:
Steel mills	$180,848	$124,530	$328,937	$232,618
Downstream products	1,690	—	2,313	—
Corp/eliminations/other	(182,538)	(124,530)	(331,250)	(232,618)

Total	$—	$—	$—	$—

Total sales:
Steel mills	$1,172,497	$1,083,178	$2,354,377	$2,038,896
Downstream products	341,859	247,142	651,687	458,742
Corp/eliminations/other	(182,538)	(124,530)	(331,250)	(232,618)

Total	$1,331,818	$1,205,790	$2,674,814	$2,265,020

Income from operations:
Steel mills	$185,527	$160,637	$362,526	$293,851
Downstream products	34,768	21,035	61,254	37,941
Corp/eliminations/other	(20,476)	(16,523)	(28,296)	(48,670)

Total	$199,819	$165,149	$395,484	$283,122

	As of	As of
	June 30, 2007	December 31, 2006
Segment assets:
Steel mills	$2,344,161	$2,131,872
Downstream products	574,085	497,664
Corp/eliminations/other	529,909	546,852

Total	$3,448,155	$3,176,388

NOTE 15 — ACQUISITIONS
On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8.8 million. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business. VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects. As a result of this acquisition, the Company recorded total assets of $6.5 million, goodwill and intangibles of $3.4 million and liabilities of $1.2 million. As a result of the transaction closing late in the second quarter, the Company is still evaluating the fair market value of VPI’s assets and liabilities. This is expected to be completed during the third quarter of 2007.
NOTE 16 — SUBSEQUENT EVENTS
On July 10, 2007, the Company announced that it signed a definitive merger agreement to acquire Chaparral Steel Company (“Chaparral”), for approximately $4.2 billion in cash. Chaparral is the second largest producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. Chaparral has approximately 1,400 employees and an annual installed capacity of 2.6 million tons. The transaction, which is subject to customary closing conditions including the approval of Chaparral’s shareholders and regulatory approvals, is expected to close before the end of the year. The Company has secured financing commitments of $4.6 billion to complete the transaction.
On August 7, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on September 7, 2007 to shareholders of record at the close of business on August 22, 2007.

NOTE 17 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS – As Revised
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2007 and December 31, 2006 and for the three and six months ended June 30, 2007 and June 30, 2006 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011.
Subsequent to the issuance of its unaudited condensed consolidated financial statements for the interim period ended March 31, 2007, the Company determined that the previously presented condensed consolidating financial data for the year ended December 31, 2006 and the three and six months ended June 30, 2006 did not reflect the investment in subsidiaries of GUSAP, Gerdau Ameristeel Corporation and combined Guarantor Subsidiaries under the equity method of accounting for purposes of the supplemental consolidating financial statements. The current presentation has been revised to reflect all investments in controlled subsidiaries under the equity method of accounting. Net income of the subsidiaries accounted for under the equity method of accounting are therefore reflected in their parent’s investment accounts. The principle elimination entries eliminate investment in subsidiaries and intercompany balances and transactions. Certain amounts previously classified in the investing section of the June 30, 2006 condensed consolidated statement of cash flows have been reclassified to the operating section relating to intercompany balances. In addition, a subsidiary which was a Guarantor Subsidiary was incorrectly classified as a Non-Guarantor Subsidiary. The correction of these errors in presentation did not effect our condensed consolidated financial position or condensed consolidated results of operations, nor did the corrections adversely impact our compliance with debt covenants or ratios.
Set forth below are the revised and previously reported Condensed Consolidating Balance Sheet at December 31, 2006 and Condensed Consolidating Statements of Earnings for the three and six months ended June 30, 2006 and Condensed Consolidating Statement of Cash Flows for the six months ended June 30, 2006, as well as the corresponding current period information. Additionally, the Condensed Consolidating Statement of Cash Flows for the three months ended June 30, 2007 and 2006 have been presented.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$681	$298	$122,268	$6,358	$—	$129,605
Restricted cash	—	—	504	—	—	504
Short-term investments	—	—	127,458	—	—	127,458
Accounts receivable, net	—	85,143	451,868	101,474	—	638,485
Intercompany accounts receivable	—	—	110,707	—	(110,707)	—
Inventories	—	124,223	708,223	16,850	—	849,296
Deferred tax assets	—	—	38,319	—	—	38,319
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,908	—	2,908
Other current assets	1	5,087	14,251	1,593	—	20,932

Total Current Assets	682	214,751	1,573,598	129,183	(110,707)	1,807,507

Investments in Subsidiaries	465,033	1,848,330	163,004	—	(2,476,367)	—
Investments in 50% Owned Joint Ventures	—	—	168,760	—	—	168,760
Property, Plant and Equipment, net	—	239,722	930,875	12,267	—	1,182,864
Goodwill	—	—	181,710	73,492	—	255,202
Deferred Financing Costs	8,196	433	2,564	21	—	11,214
Deferred Tax Asset	—	9,351	(4,245)	—	—	5,106
Other Assets	—	(173)	9,027	8,648	—	17,502

TOTAL ASSETS	$473,911	$2,312,414	$3,025,293	$223,611	$(2,587,074)	$3,448,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$52,019	$277,744	$7,399	$—	$337,162
Intercompany accounts payable	4,355	86,515	—	837	(91,707)	—
Accrued salaries, wages and employee benefits	—	11,531	87,668	9,985	—	109,184
Accrued interest	19,258	39	1,505	—	—	20,802
Income taxes payable	154	987	11,375	(565)	—	11,951
Accrued sales, use and property taxes	—	1,278	9,946	37	—	11,261
Current portion of long-term environmental reserve	—	—	2,621	—	—	2,621
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,230	—	17,230
Other current liabilities	—	4,045	11,564	4,616	—	20,225
Current portion of long-term borrowings	—	117	6	—	—	123

Total Current Liabilities	23,767	156,531	402,429	39,539	(91,707)	530,559

Long-term Borrowings, Less Current Portion	400,229	126	54,614	—	—	454,969
Related Party Borrowings	—	—	—	19,000	(19,000)	—
Accrued Benefit Obligations	—	80,465	165,192	—	—	245,657
Long-term environmental reserve, Less Current Portion	—	—	11,078	—	—	11,078
Other Liabilities	—	7,460	48,806	—	—	56,266
Deferred Tax Liabilities	—	—	49,492	—	—	49,492
Minority Interest	—	—	—	32,302	—	32,302

TOTAL LIABILITIES	423,996	244,582	731,611	90,841	(110,707)	1,380,323

TOTAL SHAREHOLDERS’ EQUITY	49,915	2,067,832	2,293,682	132,770	(2,476,367)	2,067,832

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,911	$2,312,414	$3,025,293	$223,611	$(2,587,074)	$3,448,155

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS

Current Assets
Cash and cash equivalents	$7,885	$16,025	$84,946	$380	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable	—	45,089	298,580	117,159	—	460,828
Intercompany accounts receivable	—	—	725,576	—	(725,576)	—
Inventories	—	98,581	645,360	76,544	—	820,485
Deferred tax assets	—	—	34,909	3,629	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income taxes receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	12,050	2,311	—	17,428

Total Current Assets	7,899	162,952	1,948,283	203,485	(725,576)	1,597,043

Investments in 50% Owned Joint Ventures	445,946	1,083,008	742,192	—	(2,103,680)	167,466
Property, Plant and Equipment	—	223,946	796,972	98,540	—	1,119,458
Goodwill	—	—	118,029	134,570	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Assets	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,108	9,569	—	14,845

TOTAL ASSETS	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$264,104	$16,564	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	154,528	(251,777)	—
Accrued salaries, wages and employee benefits	—	8,379	78,294	23,564	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	17,287	2,065	—	19,478
Accrued sales, use and property taxes	—	549	6,852	623	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,124	14,209	2,296	—	19,629
Current portion of long-term borrowings	—	118	85	11	—	214

Total Current Liabilities	23,618	141,983	394,679	215,094	(251,777)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,600	18	—	431,441
Related Party Borrowings	—	—	466,049	7,750	(473,799)	—
Accrued Benefit Obligation	—	74,602	106,814	57,087	—	238,503
Long-term Environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	38	58,197	(4,502)	—	53,733
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	1,101,185	303,028	(725,576)	1,322,930

Shareholders’ Equity
Capital stock	61,109	1,320,313	1,844,030	45,266	(2,254,431)	1,016,287
Retained earnings	(11,679)	3,561	698,116	127,396	11,604	828,998
Accumulated other comprehensive income	(9,631)	(59,446)	(32,394)	(29,503)	139,147	8,173

TOTAL SHAREHOLDERS’ EQUITY	39,799	1,264,428	2,509,752	143,159	(2,103,680)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	328,381	87,358	—	460,828
Intercompany accounts receivable	—	—	107,435	—	(107,435)	—
Inventories	—	98,581	713,769	8,135	—	820,485
Deferred tax assets	—	—	38,538	—	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income Tax Receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,672,038	156,521	—	(2,293,815)	—
Investments in 50% Owned Joint Ventures	—	—	167,466	—	—	167,466
Propery, Plant and Equipment, net	—	223,946	883,903	11,609	—	1,119,458
Goodwill	—	—	181,711	70,888	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	7,374	8,303	—	14,845

TOTAL ASSETS	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$274,682	$5,986	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—
Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	19,307	45	—	19,478
Accrued sales, use and property taxes	—	549	7,424	51	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,124	14,864	1,641	—	19,629
Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	141,983	421,301	36,380	(99,685)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441
Related Party Borrowings	—	—	—	7,750	(7,750)	—
Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503
Long-term environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	38	53,695	—	—	53,733
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	714,361	71,711	(107,435)	1,322,930

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,853,458	2,115,630	119,076	(2,293,815)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$200,926	$1,053,571	$77,321	$—	$1,331,818

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	169,401	820,966	60,824	—	1,051,191
Selling and administrative	—	5,805	42,817	3,526	—	52,148
Depreciation and amortization	—	6,087	22,373	773	—	29,233
Other operating income, net	—	(40)	(272)	(261)	—	(573)

	—	181,253	885,884	64,862	—	1,131,999

INCOME FROM OPERATIONS	—	19,673	167,687	12,459	—	199,819

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	14,334	—	—	14,334

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	19,673	182,021	12,459	—	214,153

OTHER EXPENSES
Interest, net	10,785	254	(5,278)	200	—	5,961
Foreign exchange (gain) loss, net	—	(1,556)	(2,493)	28	—	(4,021)
Amortization of deferred financing costs	507	32	219	2	—	760
Minority interest	—	—	—	5,274	—	5,274

	11,292	(1,270)	(7,552)	5,504	—	7,974

(LOSS) INCOME BEFORE INCOME TAXES	(11,292)	20,943	189,573	6,955	—	206,179

INCOME TAX EXPENSE	110	5,380	61,535	26	—	67,051

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,402)	15,563	128,038	6,929	—	139,128

EQUITY EARNINGS OF SUBSIDIARIES	11,603	123,565	6,950	—	(142,118)	—

NET INCOME	$201	$139,128	$134,988	$6,929	$(142,118)	$139,128

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$185,382	$991,008	$29,400	$1,205,790

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	154,251	796,717	19,817	970,785
Selling and administrative	—	4,466	35,945	1,002	41,413
Depreciation and amortization	—	5,480	21,087	373	26,940
Other operating (income) expense, net	—	(5,264)	6,732	35	1,503

	—	158,933	860,481	21,227	1,040,641

INCOME FROM OPERATIONS	—	26,449	130,527	8,173	165,149

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	34,048	—	34,048

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	26,449	164,575	8,173	199,197

OTHER EXPENSES
Interest, net	10,680	2,804	(3,981)	268	9,771
Foreign exchange (gain) loss, net	—	406	275	52	733
Amortization of deferred financing costs	532	30	243	2	807
Minority interest	—	—	—	—	—

	11,212	3,240	(3,463)	322	11,311

(LOSS) INCOME BEFORE INCOME TAXES	(11,212)	23,209	168,038	7,851	187,886

INCOME TAX EXPENSE	147	5,753	55,269	(916)	60,253

(LOSS) INCOME BEFORE DIVIDEND INCOME	(11,359)	17,456	112,769	8,767	127,633

STOCK DIVIDENDS	—	(13,664)	13,664	—	—

NET (LOSS) INCOME	$(11,359)	$31,120	$99,105	$8,767	$127,633

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$185,382	$1,011,538	$8,870	$—	$1,205,790

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	154,251	815,510	1,024	—	970,785
Selling and administrative	—	4,466	36,661	286	—	41,413
Depreciation and amortization	—	5,480	21,411	49	—	26,940
Other operating (income) expense, net	—	(5,264)	6,770	(3)	—	1,503

	—	158,933	880,352	1,356	—	1,040,641

INCOME FROM OPERATIONS	—	26,449	131,186	7,514	—	165,149

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	34,048	—	—	34,048

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	26,449	165,234	7,514	—	199,197

OTHER EXPENSES
Interest, net	10,680	2,804	(3,759)	46	—	9,771
Foreign exchange (gain) loss, net	—	406	275	52	—	733
Amortization of deferred financing costs	532	30	243	2	—	807
Minority interest	—	—	—	—	—	—

	11,212	3,240	(3,241)	100	—	11,311

(LOSS) INCOME BEFORE INCOME TAXES	(11,212)	23,209	168,475	7,414	—	187,886

INCOME TAX EXPENSE	147	5,753	55,430	(1,077)	—	60,253

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,359)	17,456	113,045	8,491	—	127,633

EQUITY EARNINGS OF SUBSIDIARIES	11,615	110,177	9,877	—	(131,669)	—

NET INCOME	$256	$127,633	$122,922	$8,491	$(131,669)	$127,633

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$394,770	$2,135,764	$144,280	$—	$2,674,814

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	330,143	1,678,207	111,713	—	2,120,063
Selling and administrative	—	10,734	84,675	7,402	—	102,811
Depreciation and amortization	—	11,483	44,537	1,692	—	57,712
Other operating income, net	—	(66)	(738)	(452)	—	(1,256)

	—	352,294	1,806,681	120,355	—	2,279,330

INCOME FROM OPERATIONS	—	42,476	329,083	23,925	—	395,484

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	32,029	—	—	32,029

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	42,476	361,112	23,925	—	427,513

OTHER EXPENSES
Interest, net	21,507	1,785	(9,747)	367	—	13,912
Foreign exchange (gain) loss, net	—	(1,220)	(3,063)	14	—	(4,269)
Amortization of deferred financing costs	1,014	61	438	3	—	1,516
Minority interest	—	—	—	9,886	—	9,886
Other income	(3,521)	—	—	—	3,521	—

	19,000	626	(12,372)	10,270	3,521	21,045

(LOSS) INCOME BEFORE INCOME TAXES	(19,000)	41,850	373,484	13,655	(3,521)	406,468

INCOME TAX EXPENSE	609	15,275	117,895	26	—	133,805

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(19,609)	26,575	255,589	13,629	(3,521)	272,663

EQUITY EARNINGS OF SUBSIDIARIES	23,113	246,088	16,202	—	(285,403)	—

NET INCOME	$3,504	$272,663	$271,791	$13,629	$(288,924)	$272,663

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$353,420	$1,874,104	$37,496	$2,265,020

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	296,424	1,509,482	27,041	1,832,947
Selling and administrative	—	8,414	87,143	1,302	96,859
Depreciation and amortization	—	10,734	41,917	424	53,075
Other operating income, net	—	(5,382)	4,364	35	(983)

	—	310,190	1,642,906	28,802	1,981,898

INCOME FROM OPERATIONS	—	43,230	231,198	8,694	283,122

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	63,377	—	63,377

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	43,230	294,575	8,694	346,499

OTHER EXPENSES
Interest, net	21,347	5,751	(6,973)	308	20,433
Foreign exchange (gain) loss, net	—	1,631	133	47	1,811
Amortization of deferred financing costs	1,050	61	390	3	1,504
Minority interest	—	—	—	—	—

	22,397	7,443	(6,450)	358	23,748

(LOSS) INCOME BEFORE INCOME TAXES	(22,397)	35,787	301,025	8,336	322,751

INCOME TAX EXPENSE	298	9,996	96,607	(628)	106,273

(LOSS) INCOME BEFORE DIVIDEND INCOME	(22,695)	25,791	204,418	8,964	216,478

STOCK DIVIDENDS	(21,009)	(14,058)	35,067	—	—

NET (LOSS) INCOME	$(1,686)	$39,849	$169,351	$8,964	$216,478

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$353,420	$1,894,634	$16,966	$—	$2,265,020

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	296,424	1,528,275	8,248	—	1,832,947
Selling and administrative	—	8,414	87,859	586	—	96,859
Depreciation and amortization	—	10,734	42,241	100	—	53,075
Other operating (income) expense, net	—	(5,382)	4,402	(3)	—	(983)

	—	310,190	1,662,777	8,931	—	1,981,898

INCOME FROM OPERATIONS	—	43,230	231,857	8,035	—	283,122

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	63,377	—	—	63,377

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	43,230	295,234	8,035	—	346,499

OTHER EXPENSES
Interest, net	21,347	5,751	(6,751)	86	—	20,433
Foreign exchange (gain) loss, net	—	1,631	133	47	—	1,811
Amortization of deferred financing costs	1,050	61	390	3	—	1,504
Minority interest	—	—	—	—	—	—

	22,397	7,443	(6,228)	136	—	23,748

(LOSS) INCOME BEFORE INCOME TAXES	(22,397)	35,787	301,462	7,899	—	322,751

INCOME TAX EXPENSE	298	9,996	96,768	(789)	—	106,273

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(22,695)	25,791	204,694	8,688	—	216,478

EQUITY EARNINGS OF SUBSIDIARIES	23,232	190,687	10,167	—	(224,086)	—

NET INCOME	$537	$216,478	$214,861	$8,688	$(224,086)	$216,478

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$201	$139,128	$134,988	$6,929	$(142,118)	$139,128
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	—	—	—	5,274	—	5,274
Depreciation and amortization	—	6,087	22,373	773	—	29,233
Amortization of deferred financing costs	507	32	219	2	—	760
Deferred income taxes	—	3,587	(4)	—	—	3,583
Loss (gain) on disposition of property, plant and equipment	—	41	(43)	(11)	—	(13)
Income from 50% owned joint ventures	—	—	(14,334)	—	—	(14,334)
Distributions from 50% owned joint ventures	—	—	11,250	—	—	11,250
Cash dividends received	—	6,764	—	—	(6,764)	—
Equity Earnings of subsidiaries	(11,603)	(123,565)	(6,950)	—	142,118	—
Compensation cost from share-based awards	—	1,175	7,048	—	—	8,223
Excess tax benefits from share-based payment arrangements	—	—	(463)	—	—	(463)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	660	2,252	3,515	—	6,427
Inventories	—	(12,260)	(11,610)	(7,614)	—	(31,484)
Other assets	(2)	727	(85)	(2,003)	—	(1,363)
Liabilities	10,611	(24,473)	(81,060)	6,877	—	(88,045)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(286)	(2,097)	63,581	13,742	(6,764)	68,176

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(3,246)	(34,872)	(554)	—	(38,672)
Proceeds received from disposition of property, plant and equipment	—	—	409	—	—	409
Acquisitions	—	—	—	(4,988)	—	(4,988)
Purchases of short-term investments	—	—	(243,969)	—	—	(243,969)
Sales of short-term investments	—	—	257,835	—	—	257,835

NET CASH USED IN INVESTING ACTIVITIES	—	(3,246)	(20,597)	(5,542)	—	(29,385)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	19,508	—	—	19,508
Payments on term loans	—	(40)	(52)	—	—	(92)
Additions to deferred financing costs	—	—	(521)	—	—	(521)
Cash dividends paid	—	(6,106)	(6,764)	—	6,764	(6,106)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,944)	—	(3,944)
Proceeds from issuance of employee stock purchases	—	322	—	—	—	322
Excess tax benefits from share-based payment arrangements	—	—	463	—	—	463

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(5,824)	12,634	(3,944)	6,764	9,630

Effect of exchange rate changes on cash and cash equivalents	—	440	49	44	—	533

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(286)	(10,727)	55,667	4,300	—	48,954

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	967	11,025	66,601	2,058	—	80,651

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$681	$298	$122,268	$6,358	$—	$129,605

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2006
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$256	$127,633	$122,922	$8,491	$(131,669)	$127,633
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	5,480	21,411	49	—	26,940
Amortization of deferred financing costs	532	30	243	2	—	807
Deferred income taxes	—	6,284	(65)	—	—	6,219
Gain on disposition of property, plant and equipment	—	—	(4,354)	—	—	(4,354)
Income from 50% owned joint ventures	—	—	(34,048)	—	—	(34,048)
Distributions from 50% owned joint ventures	—	—	30,750	—	—	30,750
Cash dividends received	—	6,759	—	—	(6,759)	—
Equity Earnings of subsidiaries	(11,615)	(110,177)	(9,877)	—	131,669	—
Compensation cost from share-based awards	—	487	5,261	—	—	5,748
Excess tax benefits from share-based payment arrangements	—	—	(435)	—	—	(435)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(2,749)	(46,076)	197	—	(48,628)
Inventories	—	(442)	17,723	(144)	—	17,137
Other assets	(399)	(42)	(698)	1,815	—	676
Liabilities	11,144	(8,318)	46,084	(10,521)	—	38,389

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(82)	24,945	148,841	(111)	(6,759)	166,834

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(5,726)	(41,348)	—	—	(47,074)
Proceeds received from disposition of property, plant and equipment	—	—	8,905	—	—	8,905
Acquisitions	—	—	(107,145)	—	—	(107,145)
Opening cash from acquisitions	—	—	22,371	—	—	22,371
Change in restricted cash	—	—	(14)	—	—	(14)
Purchases of short-term investments	—	—	(564,145)	—	—	(564,145)
Sales of short-term investments	—	—	501,480	—	—	501,480

NET CASH USED IN INVESTING ACTIVITIES	—	(5,726)	(179,896)	—	—	(185,622)

FINANCING ACTIVITIES
Payments on term loans	(3)	(55)	(3,109)	(85)	—	(3,252)
Cash dividends paid	—	(6,095)	(6,759)	—	6,759	(6,095)
Proceeds from issuance of employee stock purchases	—	360	—	—	—	360
Excess tax benefits from share-based payment arrangements	—	—	435	—	—	435

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(3)	(5,790)	(9,433)	(85)	6,759	(8,552)

Effect of exchange rate changes on cash and cash equivalents	—	312	—	—	—	312

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(85)	13,741	(40,488)	(196)	—	(27,028)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,302	8,462	215,822	651	—	228,237

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,217	$22,203	$175,334	$455	$—	$201,209

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$3,504	$272,663	$271,791	$13,629	$(288,924)	$272,663
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	—	—	—	9,886	—	9,886
Depreciation and amortization	—	11,483	44,537	1,692	—	57,712
Amortization of deferred financing costs	1,014	61	438	3	—	1,516
Deferred income taxes	—	9,869	387	—	—	10,256
Loss (gain) on disposition of property, plant and equipment	—	41	261	(11)	—	291
Income from 50% owned joint ventures	—	—	(32,029)	—	—	(32,029)
Distributions from 50% owned joint ventures	—	—	31,654	—	—	31,654
Cash dividends received	27,158	83,874	10,270	—	(121,302)	—
Equity Earnings of subsidiaries	(23,113)	(246,088)	(16,202)	—	285,403	—
Compensation cost from share-based awards	—	1,541	15,464	—	—	17,005
Excess tax benefits from share-based payment arrangements	—	—	(989)	—	—	(989)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(33,542)	(119,733)	(10,993)	—	(164,268)
Inventories	—	(15,196)	12,858	(6,984)	—	(9,322)
Other assets	13	(1,841)	25,034	(363)	—	22,843
Liabilities	(2,780)	1,187	(30,229)	10,874	3,521	(17,427)

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,796	84,052	213,512	17,733	(121,302)	199,791

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(6,180)	(85,014)	(1,592)	—	(92,786)
Proceeds received from disposition of property, plant and equipment	—	—	1,165	—	—	1,165
Acquisitions	—	—	—	(4,988)	—	(4,988)
Change in restricted cash	—	—	(6)	—	—	(6)
Purchases of short-term investments	—	—	(461,658)	—	—	(461,658)
Sales of short-term investments	—	—	457,630	—	—	457,630

NET CASH USED IN INVESTING ACTIVITIES	—	(6,180)	(87,883)	(6,580)	—	(100,643)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	19,508	—	—	19,508
Payments on term loans	—	(70)	(84)	—	—	(154)
Additions to deferred financing costs	—	—	(521)	—	—	(521)
Cash dividends paid	(13,000)	(94,617)	(108,302)	—	121,302	(94,617)
Distributions to subsidiary’s minority shareholder	—	—	—	(5,165)	—	(5,165)
Proceeds from issuance of employee stock purchases	—	617	—	—	—	617
Excess tax benefits from share-based payment arrangements	—	—	989	—	—	989

NET CASH USED IN FINANCING ACTIVITIES	(13,000)	(94,070)	(88,410)	(5,165)	121,302	(79,343)

Effect of exchange rate changes on cash and cash equivalents	—	471	49	44	—	564

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,204)	(15,727)	37,268	6,032	(0)	20,369

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$681	$298	$122,268	$6,358	$(0)	$129,605

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$(1,686)	$39,849	$169,351	$8,964	$216,478
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	10,734	41,917	424	53,075
Amortization of deferred financing costs	1,050	61	390	3	1,504
Deferred income taxes	—	10,473	(313)	(839)	9,321
Gain on disposition of property, plant and equipment	—	—	(5,020)	(3,894)	(8,914)
Income from 50% owned joint ventures	—	—	(63,377)	—	(63,377)
Distributions from 50% owned joint ventures	—	—	61,153	—	61,153
Compensation cost from share-based awards	—	32,124	—	—	32,124
Excess tax benefits from share-based payment arrangements	—	(1,141)	—	—	(1,141)

Changes in operating assets and liabilities, net of acquisitions:	—
Accounts receivable	—	(13,659)	(118,209)	952	(130,916)
Inventories	—	14,817	36,281	(349)	50,749
Other assets	(399)	981	(109,903)	108,326	(995)
Liabilities	(1,158)	(4,127)	62,634	(1,744)	55,605

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,193)	90,112	74,904	111,843	274,666

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(12,178)	(71,274)	(4,501)	(87,953)
Proceeds received from disposition of property, plant and equipment	—	—	6,705	7,405	14,110
Acquisitions	—	—	(36,973)	(77,864)	(114,837)
Opening cash from acquisitions	—	—	—	22,371	22,371
Change in restricted cash	—	—	(14)	—	(14)
Purchases of short-term investments	—	—	(890,545)	—	(890,545)
Sales of short-term investments	—	—	650,030	—	650,030

NET CASH USED IN INVESTING ACTIVITIES	—	(12,178)	(342,071)	(52,589)	(406,838)

FINANCING ACTIVITIES
Payments on term loans	(3)	(55)	(357)	(3,155)	(3,570)
Additions to deferred financing costs	—	(5)	(399)	—	(404)
Cash dividends paid	—	(79,187)	—	—	(79,187)
Proceeds from issuance of employee stock purchases	—	837	—	—	837
Excess tax benefits from share-based payment arrangements	—	1,141	—	—	1,141

NET CASH USED IN FINANCING ACTIVITIES	(3)	(77,269)	(756)	(3,155)	(81,183)

Effect of exchange rate changes on cash and cash equivalents	—	305	—	—	305

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,196)	970	(267,923)	56,099	(213,050)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,217	$22,203	$119,072	$56,717	$201,209

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$537	$216,478	$214,861	$8,688	$(224,086)	$216,478
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	10,734	42,241	100	—	53,075
Amortization of deferred financing costs	1,050	61	390	3	—	1,504
Deferred income taxes	—	10,473	(313)	(839)	—	9,321
Gain on disposition of property, plant and equipment	—	—	(8,914)	—	—	(8,914)
Income from 50% owned joint ventures	—	—	(63,377)	—	—	(63,377)
Distributions from 50% owned joint ventures	—	—	61,153	—	—	61,153
Cash dividends received	21,009	13,519	—	—	(34,528)	—
Equity Earnings of subsidiaries	(23,232)	(190,687)	(10,167)	—	224,086	—
Compensation cost from share-based awards	—	1,394	30,730	—	—	32,124
Excess tax benefits from share-based payment arrangements	—	—	(1,141)	—	—	(1,141)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(13,659)	(115,978)	(1,279)	—	(130,916)
Inventories	—	14,817	35,854	78	—	50,749
Other assets	(399)	981	(3,234)	1,657	—	(995)
Liabilities	(1,158)	27,142	38,037	(8,416)	—	55,605

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,193)	91,253	220,142	(8)	(34,528)	274,666

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(12,178)	(75,775)	—	—	(87,953)
Proceeds received from disposition of property, plant and equipment	—	—	14,110		—	14,110
Acquisitions	—	—	(114,837)	—	—	(114,837)
Opening cash from acquisitions	—	—	22,371	—	—	22,371
Change in restricted cash	—	—	(14)	—	—	(14)
Purchases of short-term investments	—	—	(890,545)	—	—	(890,545)
Sales of short-term investments	—	—	650,030	—	—	650,030

NET CASH USED IN INVESTING ACTIVITIES	—	(12,178)	(394,660)	—	—	(406,838)

FINANCING ACTIVITIES
Payments on term loans	(3)	(55)	(3,357)	(155)	—	(3,570)
Additions to deferred financing costs	—	(5)	(399)	—	—	(404)
Cash dividends paid	—	(79,187)	(34,528)	—	34,528	(79,187)
Proceeds from issuance of employee stock purchases	—	837	—	—	—	837
Excess tax benefits from share-based payment arrangements	—	—	1,141	—	—	1,141

NET CASH USED IN FINANCING ACTIVITIES	(3)	(78,410)	(37,143)	(155)	34,528	(81,183)

Effect of exchange rate changes on cash and cash equivalents	—	305	—	—	—	305

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,196)	970	(211,661)	(163)	0	(213,050)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,217	$22,203	$175,334	$455	$0	$201,209

GERDAU AMERISTEEL

Gerdau Ameristeel Corporation
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (813) 207-2328
ir@gerdauameristeel.com

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

Gerdau Ameristeel Corporation Gerdau Executive Office Av. Farrapos, 1811 — 90220-005 4221 W. Boy Scout Blvd., Suite 600 Porto Alegre — RS — Brasil Tampa, FL 33607 Phone: +55 (51) 3323.2000 Phone: (813) 286.8383 www.gerdau.com.br www.gerdauameristeel.com Gerdau AmeriSteel — Investor Relations Gerdau — Investor Relations Phone: (813) 207.2300 Phone: +55 (51) 3323.2703 Fax: (813) 207-2328 Fax: +55 (51) 3323.2281 ir@gerdauameristeel.com inform@gerdau.com.br